SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

SCIO DIAMOND TECHNOLOGY CORPORATION
(Name of Issuer)

Common Shares
(Title of Class of Securities)

808831101
(CUSIP Number)

Peter J. Ekberg, Esq.
Barnes & Thornburg LLP
225 South Sixth Street
Suite 2800
Minneapolis, MN 55402
(612) 367-8785
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 23, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “Affiliated” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Thomas P. Hartness Revocable Trust u/a DTD July 30, 2010
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,0001,2
	9	SOLE DISPOSITIVE POWER 5,000,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

1 Includes 2,500,000 shares of Common Stock issuable upon the exercise of warrants.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and this Amendment No. 4 to this Schedule 13D) the trust may be deemed to have shared voting power over 5,000,000 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON James Carroll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 768,9281,2
	9	SOLE DISPOSITIVE POWER 768,9281
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,9281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

1 Includes 93,750 shares of Common Stock owned by the Reporting Person’s IRA, and 313,750 shares of Common Stock issuable upon the exercise of warrants.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and this Amendment No. 4 to this Schedule 13D) Mr. Carroll may be deemed to have shared voting power over 768,928 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Kenneth L. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 651,5001,2
	9	SOLE DISPOSITIVE POWER 651,5001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 651,5001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

1 Includes 312,500 shares of Common Stock issuable upon the exercise of warrants.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and this Amendment No. 4 to this Schedule 13D) Mr. Smith may be deemed to have shared voting power over 651,500 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Bernard M. McPheely Revocable Trust u/a DTD May 25, 2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,988,6781,2,3
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 718,2502,4
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,988,6781,2,3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON OO

1 Includes 3,816,250 shares of Common Stock issuable upon the exercise of warrants and 31,250 shares of Common Stock issuable upon the exercise of options.
2 Two of Mr. McPheely’s adult children each own 31,250 shares of Common Stock and rights to acquire 31,250 shares of Common Stock upon the exercise of stock warrants, of which Mr. McPheely disclaims beneficial ownership.
3 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and this Amendment No. 4 to this Schedule 13D) Mr. McPheely, trustee of the trust, may be deemed to have shared voting power over 8,270,428 shares of Common Stock.  Mr. McPheely’s voting power is deemed to be shared in that the members of the Group have granted an irrevocable proxy to Mr. McPheely to vote or consent their shares on certain matters as described in Item 6 of this Amendment No. 4 to this Schedule 13D, however the members of the Group granting such irrevocable proxy authority still retain voting power over other matters not within the scope of authority granted under Section 3 of the Voting Agreement.
4 Includes 312,500 shares of Common Stock issuable upon the exercise of warrants and 31,250 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Glen R. Bailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,0001,2
	9	SOLE DISPOSITIVE POWER 500,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

1 Includes 250,000 shares of Common Stock issuable upon the exercise of warrants.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and this Amendment No. 4 to this Schedule 13D) Mr. Bailey may be deemed to have shared voting power over 500,000 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Kristoffer Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 400,0001
	9	SOLE DISPOSITIVE POWER 400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

1 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and this Amendment No. 4 to this Schedule 13D) Mr. Mack may be deemed to have shared voting power over 400,000 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Paul Rapello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 350,0001
	9	SOLE DISPOSITIVE POWER 350,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

1 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and this Amendment No. 4 to this Schedule 13D) Mr. Rapello may be deemed to have shared voting power over 350,000 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Glen R. and Marsha C. Bailey JTWROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 350,0001,2
	9	SOLE DISPOSITIVE POWER 350,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

1 Two of Mr. and Mrs. Bailey’s adult children each own 1,250 shares of Common Stock, of which Mr. and Mrs. Bailey disclaim beneficial ownership.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and this Amendment No. 4 to this Schedule 13D) Mr. and Mrs. Bailey may be deemed to have shared voting power over 347,500 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Robert M. Daisley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 250,0001,2
	9	SOLE DISPOSITIVE POWER 250,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

1 Includes 125,000 shares of Common Stock issuable upon the exercise of warrants.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and this Amendment No. 4 to this Schedule 13D) Mr. Daisley may be deemed to have shared voting power over 250,000 shares of Common Stock.

EXPLANATORY NOTE

This Amendment No. 4 (“Amendment No. 4”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2012, Amendment No. 1 filed with the Commission on March 24, 2014, Amendment No. 2 filed with the Commission on April 14, 2014 (“Amendment No. 2”), and Amendment No. 3 filed with the Commission on May 8, 2014, by the Thomas P. Hartness Revocable Trust u/a DTD July 30, 2010, Kristoffer Mack, Paul Rapello, Glen R. Bailey and Marsha C. Bailey as joint tenants and Mr. Bailey in his individual capacity, Kenneth L. Smith, the Bernard M. McPheely Revocable Trust U/A DTD May 25, 2011, James Carroll and the Guarantee & Trust Co. TTEE James Carroll r/o IRA, and Robert M. Daisley (collectively, the “Schedule 13D”).  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

The information contained the first paragraph in Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

The Reporting Persons have formed a “group” within the meaning of Section 13d(3) of the Securities Exchange Act of 1934, may be deemed to beneficially own an aggregate of 8,988,678 shares of Common Stock (including warrants to purchase 3,816,250 shares of Common Stock and options to purchase 31,250 shares of Common Stock), constituting approximately 16.6% of the shares of Common Stock outstanding, and are considering engaging in discussions with the Board of Directors (the “Board”) and management of the Issuer and/or taking other actions to influence the corporate governance of the Issuer as described below.

Item 5.  Interest in Securities of the Issuer.

The information contained in the fourth and eighth paragraphs of Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

As of the date of this statement, Mr. McPheely beneficially owns, as the trustee and settler of the of the McPheely Revocable Trust, 374,500 shares of Common Stock, and rights to acquire 312,500 shares upon the exercise of stock warrants, and beneficially owns, in his individual capacity, rights to acquire 31,250 shares upon the exercise of stock options, representing  an aggregate 1.4% interest in the Issuer.  Two of Mr. McPheely’s adult children each own 31,250 shares of Common Stock and rights to acquire 31,250 shares of Common Stock upon the exercise of stock warrants, of which Mr. McPheely disclaims beneficial ownership.  By virtue of the Voting Agreement discussed in further detail in Item 6 of Amendment No. 2 and this Amendment No. 4, Mr. McPheely may be deemed to have sole power to vote or to direct the vote of 8,988,678 shares of Common Stock, and the sole power to dispose or to direct the disposition of 718,250 shares of Common Stock.  There were no transactions effected by Mr. McPheely or the McPheely Revocable Trust in Common Stock during the past 60 days.

As of the date of this statement, Mr. and Mrs. Bailey beneficially own 350,000 shares of Common Stock as joint tenants, representing a 0.7% interest in the Issuer.  Two of Mr. and Mrs. Bailey’s adult children each own 1,250 shares of Common Stock, of which Mr. and Mrs. Bailey disclaim beneficial ownership.  By virtue of the Voting Agreement discussed in further detail in Item 6 of Amendment No. 2 and this Amendment No. 4, Mr. and Mrs. Bailey may be deemed to have shared power to vote or to direct the vote of 350,000 shares of Common Stock, and the sole power to dispose or to direct the disposition of 350,000 shares of Common Stock.  There were no transactions effected by Mr. and Mrs. Bailey in Common Stock during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Pursuant to Section 3 of the Voting Agreement, each of the Reporting Persons, other than Mr. McPheely, appointed Mr. McPheely and any designee of McPheely, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of the Voting Agreement with respect to their Shares (i) at every meeting (or in connection with any action by written consent in lieu of a meeting) of the stockholders of the Issuer at which such matters are considered and at every adjournment or postponement thereof, in favor of Save Scio’s proposed resolutions to (a) repeal any amendments to the Bylaws of the Issuer adopted by the Board without the approval of stockholders after May 13, 2010; (b) amend and restate in their entirety the Bylaws (the “Bylaw Amendment Proposal”); and (c) elect the Group’s proposed nominees to fill any vacancies resulting from any increase in the size of the Board resulting from the amendment of the Bylaws; as set forth in Exhibit B to the Voting Agreement; and (ii) against any action, proposal, transaction or agreement that could reasonably be expected to change in any manner the voting rights of any of the Issuer’s securities (including any amendments to the Issuer’s articles of incorporation or Bylaws, other than the amendment of the Bylaws in accordance with the Bylaw Amendment Proposal).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2014	THOMAS P. HARTNESS REVOCABLE TRUST U/A DTD JULY 30, 2010

By: *
Thomas P. Hartness, Trustee

*
Kristoffer Mack, Individually

*
Paul Rapello, Individually

*
Glen R. Bailey, Individually

*
Marsha C. Bailey, Individually

*
Kenneth L. Smith, Individually

BERNARD M. MCPHEELY REVOCABLE TRUST U/A DTD MAY 25, 2011

By:
Bernard M. McPheely, Trustee

*
James Carroll, Individually

GUARANTEE & TRUST CO. TTEE JAMES CARROLL R/O IRA

By: *
James Carroll, Trustee

*
Robert M. Daisley, Individually

* By:	Bernard M. McPheely
Attorney-in-Fact